                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. __)

                    Under the Securities Exchange Act of 1934

                                  Hasbro, Inc.
                                 --------------
                                (Name of Issuer)

                                  Common Stock
                          ----------------------------
                         (Title of Class of Securities)

                                    418056107
                                 -------------
                                 (CUSIP Number)

                                 Lucasfilm Ltd.
                             5858 Lucas Valley Road
                            Nicasio, California 94946
                                 (415) 662-1000


                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                                  Tad J. Freese
                                Latham & Watkins
                        505 Montgomery Street, Suite 1900
                      San Francisco, California 94111-2562
                                 (415) 391-0600

                                 March 20, 1999
              ----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              Page 1 of 117 Pages
                           Exhibit Index is on Page 10

                                  SCHEDULE 13D
CUSIP No.     418056107                                      PAGE 2 OF 117 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

                 LUCASFILM Ltd.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                               -0- SHARES OF COMMON STOCK
NUMBER OF             ----------------------------------------------------------
SHARES                8   SHARED VOTING POWER
BENEFICIALLY                   -0- SHARES OF COMMON STOCK
OWNED BY              ----------------------------------------------------------
EACH                  9   SOLE DISPOSITIVE POWER
REPORTING                      15,750,000 SHARES OF COMMON STOCK
PERSON                ----------------------------------------------------------
WITH                  10  SHARED DISPOSITIVE POWER
                               -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               15,750,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.     418056107                                      PAGE 3 OF 117 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

                 GEORGE W. LUCAS, JR.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                               -0- SHARES OF COMMON STOCK
NUMBER OF             ----------------------------------------------------------
SHARES                8   SHARED VOTING POWER
BENEFICIALLY                   -0- SHARES OF COMMON STOCK
OWNED BY              ----------------------------------------------------------
EACH                  9   SOLE DISPOSITIVE POWER
REPORTING                      15,750,000 SHARES OF COMMON STOCK
PERSON                ----------------------------------------------------------
WITH                  10  SHARED DISPOSITIVE POWER
                               -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               15,750,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.     418056107                                      PAGE 4 OF 117 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

                 LUCASFILM LICENSING LTD.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                               -0- SHARES OF COMMON STOCK
NUMBER OF             ----------------------------------------------------------
SHARES                8   SHARED VOTING POWER
BENEFICIALLY                   -0- SHARES OF COMMON STOCK
OWNED BY              ----------------------------------------------------------
EACH                  9   SOLE DISPOSITIVE POWER
REPORTING                      9,450,000 SHARES OF COMMON STOCK
PERSON                ----------------------------------------------------------
WITH                  10  SHARED DISPOSITIVE POWER
                               -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               9,450,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

          This statement relates to shares of common stock, par value $.50 per share (the "Shares"), of Hasbro, Inc., a Rhode Island corporation ("Hasbro"). The principal executive offices of Hasbro are located at 1027 Newport Avenue, Pawtucket, Rhode Island 02861.

Item 2. Identity and Background.

          (a)-(c), (f). This statement is being filed by (1) Lucasfilm Ltd., a California corporation ("Lucasfilm"), (2) George W. Lucas, Jr. ("Mr. Lucas") and
(3) Lucas Licensing Ltd., a California corporation ("Lucas Licensing"). Lucasfilm, Mr. Lucas and Lucas Licensing are sometimes collectively referred to herein as the "Reporting Persons."

          Lucasfilm's principal business is the production and distribution of motion pictures. Lucasfilm is also the controlling shareholder of Lucas Licensing. Mr. Lucas' principal business is the ownership of companies in the entertainment industry. Lucas Licensing's principal business is the licensing of entertainment intellectual properties related to certain motion pictures. Mr. Lucas is the founder, controlling person, and sole director of Lucasfilm and Lucas Licensing. The business address of each of Lucasfilm, Mr. Lucas and Lucas Licensing is 5858 Lucas Valley Road, Nicasio, California 94946. Mr. Lucas is a citizen of the United States of America.

          Gordon Radley ("Mr. Radley") is the President of Lucasfilm and Lucas Licensing. The business address of Mr. Radley is 5858 Lucas Valley Road, Nicasio, California 94946. Mr. Radley is a citizen of the United States of America.

          Micheline Chau ("Ms. Chau") is the Chief Financial Officer of Lucasfilm and Lucas Licensing. The business address of Ms. Chau is 5858 Lucas Valley Road, Nicasio, California 94946. Ms. Chau is a citizen of the United States of America.

          (d), (e). During the last five years, none of Lucasfilm, Mr. Lucas, Lucas Licensing, Mr. Radley and Ms. Chau has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          As of the close of business on March 20, 1999, Lucasfilm held two warrants (together, the "Lucasfilm Warrants") to purchase a total of 6,300,000 Shares. The first warrant, dated October 14, 1997, and exercisable for 3,900,000 Shares (the "Lucasfilm Warrant I"), was received in exchange for the grant to Hasbro of a right of first refusal with respect to the license of certain intellectual property rights owned by Lucasfilm. In connection with Hasbro's acquisition of Galoob Toys, Inc., a Delaware Corporation ("Galoob"), the second warrant, dated October 30, 1998, and exercisable for 2,400,000 Shares (the "Lucasfilm Warrant II"), was received in exchange for Lucasfilm's warrant to purchase 1,450,000 shares of Galoob common stock, which was originally issued in exchange for a right of first refusal with respect to the license of certain intellectual property rights to Galoob. Neither Lucasfilm Warrant is currently exercisable.

          As of the close of business on March 20, 1999, Lucas Licensing held two warrants (together, the "Lucas Licensing Warrants" and together with the Lucasfilm Warrants, the "Warrants") to purchase a total of 9,450,000 Shares. The first warrant, dated October 14, 1997, and exercisable for 5,850,000 Shares (the "Lucas Licensing Warrant I"), was received in exchange for the grant to Hasbro of a license of certain intellectual property rights owned by Lucas Licensing. In connection with Hasbro's acquisition of Galoob, the second warrant, dated October 30, 1998, and exercisable for 3,600,000 Shares (the "Lucas Licensing Warrant II"), was received in exchange for Lucas Licensing's warrant to purchase 2,130,000 shares of Galoob common stock, which was originally issued in exchange for a license of certain intellectual property rights to Galoob. Neither Lucas Licensing Warrant is currently exercisable.

          None of the Shares issuable upon exercise of the Warrants is currently subject to any margin arrangements, although the Reporting Persons may from time to time enter into one or more of such arrangements in the future.

Item 4. Purpose of Transaction.

          The Reporting Persons acquired the Warrants in connection with (1) the grant to Hasbro of licenses of certain intellectual property rights, (2) the grant of a right of first refusal to Hasbro with respect to certain other intellectual property rights, and (3) Hasbro's assumption of such rights previously granted to Galoob in connection with Hasbro's acquisition of Galoob. The Reporting Persons intend to review on a continuing basis their investment in the Warrants in light of the factors discussed herein.

          Depending on the factors discussed herein, the Reporting Persons may, from time to time, exercise all or a portion of the Warrants or acquire, retain or sell all or a portion of their holdings of the Shares in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Shares; general market and economic conditions; ongoing evaluation of Hasbro's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

          Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

          (a), (b). As of the close of business on March 20, 1999, Lucasfilm did not hold any Shares directly but owned the Lucasfilm Warrants to purchase an aggregate of 6,300,000 Shares, which represent approximately 3.0% of the 196,224,767 shares outstanding as of November 6, 1998, as reported in Hasbro's Quarterly Report on Form 10-Q for the quarter ended September 27, 1998 and adjusted for Hasbro's 3-for-2 stock split on March 15, 1999 (the "Outstanding Shares"). Lucasfilm has the sole power to dispose or to direct the disposition of the Shares which it would own directly upon exercise of the Lucasfilm Warrants. Lucasfilm does not have the power to vote or direct the vote of any such Shares prior to the receipt of such Shares upon exercise of the Lucasfilm Warrants. As the sole shareholder of Lucas Licensing, Lucasfilm may also be deemed to beneficially own any Shares held by Lucas Licensing.

          As of the close of business on March 20, 1999, Lucas Licensing did not hold any Shares but owned the Lucas Licensing Warrants to purchase an aggregate of 9,450,000 Shares, which represent 4.5% of the Outstanding Shares. Lucas Licensing has the sole power to dispose or to direct the disposition of the Shares which it would own directly upon exercise of the Lucas Licensing Warrants. Lucas Licensing does not have the power to vote or direct the vote of any such Shares prior to the receipt of such Shares upon exercise of the Lucas Licensing Warrants.

          As of the close of business on March 20, 1999, Mr. Lucas did not hold any Shares directly. As the sole director of both Lucasfilm and Lucas Licensing and as the controlling person of Lucasfilm, Mr. Lucas may be deemed to beneficially own any Shares held by Lucasfilm and Lucas Licensing.

          As of the close of business on March 20, 1999, Mr. Radley did not hold any Shares directly. Mr. Radley has no right to vote or dispose of any Shares held by Lucasfilm or Lucas Licensing, and therefore does not beneficially own any Shares.

          As of the close of business on March 20, 1999, Ms. Chau did not hold any Shares directly. Ms. Chau has no right to vote or dispose of any Shares held by Lucasfilm or Lucas Licensing, and therefore does not beneficially own any Shares.

          The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in Hasbro.

          Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

          (c). On October 14, 1997, Lucasfilm and Lucas Licensing were granted the Lucasfilm Warrant I and Lucas Licensing Warrant I, respectively, by Hasbro, as detailed above. On the date of grant, the exercise price of each warrant was $28.00 per Share. Following

Hasbro's 3-for-2 stock split on March 15, 1999, the exercise price of each warrant was $18.6666 per Share.

          On October 30, 1998, Lucasfilm and Lucas Licensing were granted Lucasfilm Warrant II and Lucas Licensing Warrant II, respectively, by Hasbro, as detailed above. On the date of grant, the exercise price of each warrant was $35.00 per Share. Following Hasbro's 3-for-2 stock split on March 15, 1999, the exercise price of each warrant was $23.3333 per Share.

          Except as set forth herein, none of the Reporting Persons, Mr. Radley or Ms. Chau has effected any transaction in the Shares during the past 60 days.

          (d). Not applicable.

          (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          A copy of the Lucasfilm Warrant I is attached to this Schedule 13D as
Exhibit 2 and is incorporated by reference herein. A copy of the Lucasfilm Warrant II is attached to this Schedule 13D as Exhibit 3 and is incorporated by reference herein. A copy of the Lucas Licensing Warrant I is attached to this
Schedule 13D as Exhibit 4 and is incorporated by reference herein. A copy of the Lucas Licensing Warrant II is attached to this Schedule 13D as Exhibit 5 and is incorporated by reference herein.

          Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Hasbro, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1     Joint Filing Agreement.

        Exhibit 2     Lucasfilm Warrant I.

        Exhibit 3     Lucasfilm Warrant II.

        Exhibit 4     Lucas Licensing Warrant I.

        Exhibit 5     Lucas Licensing Warrant II.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 1999

                                        LUCASFILM LTD.

                                        By:  /s/ Gordon Radley
                                            ------------------------------------
                                        Name: Gordon Radley
                                        Its: President

                                          /s/ George W. Lucas, Jr.
                                        ----------------------------------------
                                        George W. Lucas, Jr.


                                        LUCAS LICENSING LTD.


                                        By:  /s/ Gordon Radley
                                            ------------------------------------
                                        Name: Gordon Radley
                                        Its: President

                                  EXHIBIT INDEX

               Exhibit 1     Joint Filing Agreement.

               Exhibit 2     Lucasfilm Warrant I.

               Exhibit 3     Lucasfilm Warrant II.

               Exhibit 4     Lucas Licensing Warrant I.

               Exhibit 5     Lucas Licensing Warrant II.